Exhibit 99.2

ELLOMAY CAPITAL LTD.
9 Rothschild Boulevard, 2nd Floor
Tel Aviv 6688112
Israel
 ____________________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on June 21, 2018
2:00 p.m. Israel time
____________________________________
To Our Shareholders:

Notice is hereby given that the annual general meeting of shareholders, or the Meeting, of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay” or the “Company”) will be held at the Company’s offices at 9 Rothschild Boulevard, 2nd Floor, Tel Aviv 6688112, Israel on Thursday, June 21, 2018, at 2:00 p.m., Israel time, and thereafter as it may be adjourned or postponed from time to time.

The agenda of the Meeting will be as follows:

1.	Reelection of Shlomo Nehama, Ran Fridrich, Hemi Raphael and Anita Leviant as directors;

2.	Reelection and approval of compensation of Barry Ben Zeev as external director for an additional three-year term;

3.	Approval of extension of the Company’s 1998 Share Option Plan for Non-Employee Directors;

4.	Approval of extension of the Company’s 2000 Stock Option Plan;

5.	Approval of amendments to the Company’s Second Amended and Restated Articles of Association, as more fully described in the proxy statement;

6.
Approval of a new form of indemnification undertaking and exemption, which includes an undertaking to provide liability insurance, and providing such undertaking to current and future office holders, including office holders who are deemed controlling shareholders;

7.	Approval of purchase of directors and officers liability insurance policy;

8.
Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2018 and until the next annual general meeting of the Company’s shareholders, and authorization of the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors in accordance with the volume and nature of their services; and

9.	Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2017.

The Company’s Board of Directors recommends that you vote in favor of the foregoing proposals, all of which are more fully described in the accompanying proxy statement, or the Proxy Statement.

Only shareholders of record at the close of business on May 22, 2018, or the Record Date, are entitled to notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof.

The Company expects that the Proxy Statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about May 24, 2018.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage. However, the approval of the proposal under Item 5 and a portion of the proposals under Items 2 and 6 is required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement. Item 9 does not require a shareholder vote.

Joint holders of ordinary shares should note that, pursuant to Article 27.6 of the Company’s Second Amended and Restated Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

The Company knows of no other matters to be submitted at the Meeting other than as specified in this Notice of Annual General Meeting of Shareholders. If any other business is properly brought before the Meeting, it is the intention of the persons named as proxies to vote in respect thereof in accordance with the recommendation of the Company’s Board of Directors.

Shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written statement to the Company’s offices at the above address by June 11, 2018. Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov and on the websites of the Israel Securities Authority and Tel Aviv Stock Exchange at http://www.magna.isa.gov.il or http://maya.tase.co.il/, respectively.

Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than May 24, 2018. Should changes be made to any proposal or to the agenda of the Meeting after the mailing of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be furnished to the SEC on Form 6-K and available to the public at the abovementioned websites.

If your ordinary shares are held through a member of the Tel Aviv Stock Exchange Clearing house, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger, registered mail or the electronic voting system of the Israel Securities Authority, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. You are entitled to receive confirmation of ownership in the branch of the exchange member or by mail to your address (in consideration of mailing fees only), if you so requested in advance for a particular securities account. In the event you wish to vote your ordinary shares by means of a deed of vote, please deliver, along with the confirmation of ownership, the completed and executed second part of the Hebrew form of the deed of vote, filed with the Israel Securities Authority and Tel Aviv Stock Exchange and available at the websites noted above, which must be received by the Company by 10:00 a.m., Israel time, on June 21, 2018 (four hours prior to the Meeting), to be counted for the Meeting. You will receive from the exchange member who holds the shares on your behalf, by e-mail, for no charge, a link to the text of the deed of vote and to the position notices, if any, unless you notified that you are not interested in receiving such links (provided that such notice was provided with respect to a particular securities account and prior to the Record Date). A shareholder is entitled to contact the Company directly and receive the text of the Hebrew deed of vote and position notices, if any. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, up to six hours before the time fixed for the Meeting (i.e., 8:00 a.m. (Israel time) on June 21, 2018). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

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You are cordially invited to attend the Meeting. Whether or not you plan to be present at the Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, so that your vote may be recorded. The proxy must be received by the Company’s transfer agent at least 48 hours prior to the appointed time of the Meeting or at the Company’s registered office in Israel at least four (4) hours prior to the appointed time of the Meeting to be counted for the Meeting. If you are a record shareholder present at the Meeting and desire to vote in person, you may revoke your appointment of proxy up to one hour prior to the Meeting so that you may vote your shares personally.

By Order of the Board of Directors, /s/ Shlomo Nehama Shlomo Nehama Chairman of the Board of Directors

May 17, 2018

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ELLOMAY CAPITAL LTD.
9 Rothschild Boulevard, 2nd Floor
Tel Aviv 6688112
Israel
____________________________________

PROXY STATEMENT FOR AN ANNUAL GENERAL MEETING OF SHAREHOLDERS
 To be held on June 21, 2018
2:00 p.m. Israel time
____________________________________

The annual general meeting of shareholders, or the Meeting, of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay,” the “Company,” “us,” “we” or “our”) will be held at our offices at 9 Rothschild Boulevard, 2nd Floor, Tel Aviv 6688112, Israel on Thursday, June 21, 2018, at 2:00 p.m., Israel time, and thereafter as it may be adjourned or postponed from time to time.

SOLICITATION OF PROXIES

It is proposed that at the Meeting, resolutions be adopted as follows:

1.	Reelection of Shlomo Nehama, Ran Fridrich, Hemi Raphael and Anita Leviant as directors;

2.	Reelection and approval of compensation of Barry Ben Zeev as external director for an additional three-year term;

3.	Approval of extension of the Company’s 1998 Share Option Plan for Non-Employee Directors;

4.	Approval of extension of the Company’s 2000 Stock Option Plan;

5.	Approval of amendments to the Company’s Second Amended and Restated Articles of Association, as more fully described herein;

6.
Approval of a new form of indemnification undertaking and exemption, which includes an undertaking to provide liability insurance, and providing such undertaking to current and future office holders, including office holders who are deemed controlling shareholders;

7.	Approval of purchase of directors and officers liability insurance policy;

8.
Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2018 and until the next annual general meeting of the Company’s shareholders, and authorization of the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors in accordance with the volume and nature of their services; and

9.	Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2017.

The proxy materials are being mailed to our shareholders as of May 22, 2018, or the Record Date, on or about May 24, 2018.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.  Upon the receipt of a properly signed and dated proxy in the form enclosed, which is received in time and not revoked prior to the Meeting, either of the proxies, with full power of substitution, will vote, as proxy, the ordinary shares represented thereby at the Meeting in accordance with the instructions indicated on the proxy, or, if no direction is indicated, in accordance with the recommendation of our Board of Directors as set forth below. In order to be counted at the Meeting, your proxy must be received either by our transfer agent by 2:00 p.m. (Israel time) on June 19, 2018 (forty-eight hours prior to the Meeting), or at our registered office in Israel by 10:00 a.m. (Israel time) on June 21, 2018 (four hours prior to the Meeting).

The enclosed form of proxy is solicited by our Board of Directors for use at the Meeting and at any adjournments or postponements of the Meeting. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, without receiving additional compensation, may solicit proxies by telephone, in person, or by other means.  Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

The proxy may be revoked at any time prior to its exercise by notice in writing of the shareholder to us, delivered at our address above up to one hour prior to the Meeting and indicating that its/his/her proxy is revoked, or by timely submitting another proxy with a later date. If you hold your ordinary shares in “street name,” meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your ordinary shares on how to vote your ordinary shares or obtain a legal proxy from the record holder to vote such ordinary shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such ordinary shares.

If your ordinary shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger, registered mail or the electronic voting system of the Israel Securities Authority, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. You are entitled to receive confirmation of ownership in the branch of the exchange member or by mail to your address (in consideration of mailing fees only), if you so requested in advance for a particular securities account. In the event you wish to vote your ordinary shares by means of a deed of vote, please deliver, along with the confirmation of ownership, the completed and executed second part of the Hebrew form of the deed of vote, filed with the Israel Securities Authority and the Tel Aviv Stock Exchange and available at the websites noted in the notice of the Meeting, which must be received by us by 10:00 a.m., Israel time, on June 21, 2018 (four hours prior to the Meeting), to be counted for the Meeting. You will receive from the exchange member who holds the shares on your behalf, by e-mail, for no charge, a link to the text of the deed of vote and to the position notices, if any, unless you notified that you are not interested in receiving such links (provided that such notice was provided with respect to a particular securities account and prior to the Record Date). Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, or the ISA, up to six hours before the time fixed for the Meeting (i.e., 8:00 a.m. (Israel time) on June 21, 2018). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

RECORD DATE; QUORUM

Only shareholders of record at the close of business on May 22, 2018 are entitled to notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof. As of May 16, 2018, we had 10,675,508 issued and outstanding ordinary shares (this number does not include 258,046 ordinary shares all of which were repurchased by us, that were held by us at that date by us as treasury shares under Israeli law). Each ordinary share, other than ordinary shares held by us as treasury shares, is entitled to be counted for purposes of a quorum and to one vote on each matter to be voted on at the Meeting. Our Second Amended and Restated Articles of Association, or the Articles, do not provide for cumulative voting for the election of directors or for any other purpose.

The presence at the Meeting, in person or by proxy, of two or more shareholders holding more than 25% of the voting rights of the Company, will constitute a quorum. All ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. If within half an hour from the time appointed for the Meeting a quorum is not present, the meeting shall stand adjourned on the same day, in the next week, at the same time and place. The requisite quorum at an adjourned meeting shall be any two or more members, present in person or by proxy at the meeting.

VOTING RIGHTS; REQUIRED VOTES

The votes of all shareholders voting on a proposal are counted. Abstentions and broker non-votes will not be treated as either a vote “for” or “against” a proposal. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner of the shares. Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on “routine” matters. Please note that the uncontested election of directors is not considered a “routine” matter under such rules. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted in the election of directors, or with respect to the other non-routine matters on the agenda of the Meeting, unless you provide voting instructions to your brokerage firm or obtain a proxy from your brokerage firm and vote the shares yourself, in person or by proxy.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage. However, the approval of the proposal under Item 5 and a portion of the proposals under Items 2 and 6 is also required to comply with additional special “disinterested” voting requirements as set forth herein.  Item 9 does not require a shareholder vote.

TERMS OF SERVICE AND EMPLOYMENT OF EXECUTIVE OFFICERS AND DIRECTORS

For information concerning the terms of service and employment of our five most highly compensated office holders during or with respect to the year ended December 31, 2017 see “Item 6.B: Directors, Senior Management and Employees – Compensation” of our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission, or the SEC, on March 29, 2018. An “office holder” is defined under the Israeli Companies Law, 1999, or, as amended from time to time, the Companies Law, as a general manager, chief business manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and a director, or manager directly subordinate to the general manager.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of May 16, 2018 by each person known by us to be the beneficial owner of 5.0% or more of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge based on public filings by the shareholders (the most recent is a Schedule 13D/A filed on September 3, 2013) and on information provided by them.

To our knowledge, except as otherwise indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the ordinary shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(5)	4,016,842	37.6%
Kanir Joint Investments (2005) Limited Partnership (3)(4)(5)(6)	2,699,350	25.3%
___________________________

* Represents beneficial ownership of less than 1% of ordinary shares.

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from May 16, 2018 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 10,675,508 ordinary shares outstanding as of May 16, 2018. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)
The 4,016,842 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,551,869 ordinary shares held by S. Nechama Investments (2008) Ltd., or Nechama Investments, which constitute approximately 33.3% of our outstanding ordinary shares and (ii) 464,973 ordinary shares and held directly by Mr. Nehama, which constitute approximately 4.4% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares owned by Nechama Investments, which constitute (together with his shares) approximately 37.6% of our outstanding ordinary shares.

(3)
Kanir Joint Investments (2005) Limited Partnership, or Kanir, is an Israeli limited partnership. Kanir Ltd., in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Messrs. Hemi Raphael and Ran Fridrich, who are members of our Board of Directors, are the sole directors of Kanir Ltd. and Mr. Raphael is a majority shareholder of Kanir Ltd. As a result, Messrs. Raphael and Fridrich may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir, which constitute, together with their holdings as set forth in footnote (4), 29.5% and 26.4%, respectively, of our outstanding ordinary shares. Kanir Ltd. and Messrs. Raphael and Fridrich disclaim beneficial ownership of such ordinary shares except to the extent of their respective pecuniary interest therein, if any.

(4)
Mr. Raphael beneficially owns 454,524 ordinary shares, consisting of: (i) 314,514 ordinary shares held by a BVI private company wholly-owned by Mr. Raphael, which constitute approximately 2.9% of our outstanding shares and (ii) 140,010 ordinary shares held directly by Mr. Raphael, which constitute approximately 1.3% of our outstanding shares. Mr. Raphael, as the sole officer, director and shareholder of such private company, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by such private company, which constitute (together with the shares held directly by him) approximately 4.3% of our outstanding ordinary shares. Mr. Fridrich directly owns 116,787 ordinary shares, which constitute approximately 1.1% of our outstanding shares.

(5)
On March 24, 2008, Kanir and Nechama Investments entered into a shareholders agreement, or the 2008 Shareholders Agreement. By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 6,251,219 ordinary shares, which constitute approximately 58.6% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,348,480 ordinary shares, which constitute 50.1% of the outstanding ordinary shares. Accordingly, taking into account the shares directly held by Messrs. Nehama, Raphael (taking into account also shares held by the private company wholly-owned by him) and Fridrich, they may be deemed to beneficially own approximately 62.9%, 62.8% and 59.7%, respectively, of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the SEC on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D and is not incorporated by reference herein.

(6)
Bonstar Investments Ltd., or Bonstar, an Israeli company, holds 233,258 ordinary shares, which constitute approximately 2.2% of the outstanding ordinary shares. Bonstar is a limited partner of Kanir and assisted Kanir in the financing of the purchase of some of its ordinary shares. Accordingly, Bonstar may be deemed to be a member of a group with Kanir and its affiliates, although there are no agreements between Bonstar and either of such persons and entities with respect to the ordinary shares beneficially owned by each of them. Mr. Joseph Mor and Mr. Ishay Mor are the sole shareholders of Bonstar and Mr. Joseph Mor serves as the sole director of Bonstar. Messrs. Joseph Mor and Ishay Mor also hold, through a company jointly held by them, 175,000 ordinary shares, which constitute approximately 1.6% of the outstanding ordinary shares. By virtue of their control over Bonstar and the other company, Messrs. Joseph Mor and Ishay Mor may be deemed to indirectly beneficially own the 408,258 ordinary shares beneficially owned by Bonstar and by the other company, which constitute approximately 3.8% of the ordinary shares. Each of Bonstar and Messrs. Joseph Mor and Ishay Mor disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir and Nechama Investments, except to the extent of their respective pecuniary interest therein, if any.

 MATTERS SUBMITTED TO SHAREHOLDERS

ITEM 1

REELECTION OF DIRECTORS

Background

At the Meeting, the shareholders will elect directors to serve on our Board of Directors. Our Articles provide that, unless otherwise prescribed by a resolution adopted at a meeting of our shareholders, the Board shall consist of not less than four (4) nor more than eight (8) directors (including the external directors appointed as required under the Israeli Companies Law, 1999, or, the Companies Law). The directors (other than the external directors) are elected annually at our annual general meeting of shareholders and remain in office until the next annual general meeting, unless a director has previously resigned, vacated his/her office, or was removed in accordance with our Articles. Our Board of Directors may elect additional directors to the Board of Directors.

Our Board of Directors is currently composed of the following six directors: Shlomo Nehama, Ran Fridrich, Hemi Raphael, Anita Leviant, Barry Ben Zeev and Mordechai Bignitz. Shlomo Nehama, Ran Fridrich, Hemi Raphael and Anita Leviant are standing for reelection. Barry Ben Zeev, one of our external directors, is standing for reelection for a fourth three-year term (see Item 2 below) and the current service term of Mordechai Bignitz, our other external director, expires in December 2020.

We are unaware of any reason why any of the nominees, if elected, should be unable to serve as a member of our Board of Directors. If any of the nominees are unable to serve, the persons named as proxies, or either one of them, will vote the shares represented thereby “FOR” the election of other nominees proposed by our Board of Directors. All nominees listed below have advised the Board of Directors that they intend to serve as members of the Board of Directors if elected.

As a controlled company, within the meaning set forth in the NYSE American (formerly NYSE MKT) Company Guide, we are exempt from the requirement that a majority of a company’s board of directors qualify as independent directors within the meaning set forth in the NYSE American Company Guide and from the NYSE American Company Guide requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in connection with board composition and nominations.

Pursuant to the requirements of Section 224B(a) of the Companies Law, each of the director nominees provided us with a declaration prior to the publication of the notice of annual general meeting of shareholders. These declarations are available for review at our offices, at the address set forth above, during regular business hours.

The following information is supplied with respect to each person nominated and recommended to be elected by our Board of Directors and is based upon our records and information furnished to the Board of Directors by the nominees.

The nominees for directors are:

Name	Age	Position with the Company
Shlomo Nehama	63	Chairman of the Board
Ran Fridrich(1)	65	Director and Chief Executive Officer
Hemi Raphael	66	Director
Anita Leviant(1)(2)	63	Director
__________________________
(1)	Member of the Company’s Advisory Committee.
(2)	Member of the Company’s Audit Committee and Compensation Committee.

Shlomo Nehama has served as a director and Chairman of the Board of Ellomay since March 2008. From 1998 to 2007, Mr. Nehama served as the Chairman of the Board of Bank Hapoalim B.M., one of the largest Israeli banks. In 1997, together with the late Ted Arison, he organized a group of American and Israeli investors who purchased Bank Hapoalim from the State of Israel. From 1992 to 2006, Mr. Nehama served as the Chief Executive Officer of Arison Investments. From 1982 to 1992, Mr. Nehama was a partner and joint managing director of Eshed Engineers, a management consulting firm. He also serves as a director in several philanthropic academic institutions, on a voluntary basis. Mr. Nehama is a graduate of the Technion - Institute of Technology in Haifa, Israel, where he earned a degree in Industrial Management and Engineering. Mr. Nehama received an honorary doctorate from the Technion for his contribution to the strengthening of the Israeli economy.

Ran Fridrich has served as a director of Ellomay since March 2008, as our interim chief executive officer since January 2009, and as our chief executive officer since December 2009. Mr. Fridrich is the co-founder and executive director of Oristan, Investment Manager, an investment manager of CDO Equity and Mezzanine Funds and a Distress Fund, established in June 2004. In January 2001 Mr. Fridrich founded the Proprietary Investment Advisory, an entity focused on fixed income securities, CDO investments and credit default swap transactions, and served as its investment advisor through January 2004. Prior to that, Mr. Fridrich served as the chief executive officer of two packaging and printing Israeli companies, Lito Ziv, a public company, from 1999 until 2001 and Mirkam Packaging Ltd. from 1983 until 1999. Mr. Fridrich also serves as a director of Cargal Ltd. since September 2002 and since 2007 as a director in Plastosac Ltd. Mr. Fridrich is a graduate of the Senior Executive Program of Tel Aviv University.

Hemi Raphael has served as a director of Ellomay since June 2006. Mr. Raphael is an entrepreneur and a businessman involved in various real estate and financial investments. Mr. Raphael also serves as a director of Cargal Ltd. since May 2004 and of Dorad Energy Ltd. Prior thereto, from 1984 to 1994, Mr. Raphael was an active lawyer and later partner at the law firm of Goldberg Raphael & Co. Mr. Raphael holds an LLB degree from the School of Law at the Hebrew University of Jerusalem and he is a member of the Israeli Bar Association and the California Bar Association.

Anita Leviant has served as a director of Ellomay since March 2008. Ms. Leviant heads LA Global Consulting, a practice specializing in representing and consulting global oriented companies in IPO process. LAGC represents and consults investors and corporations on business and regulatory issues, in Fintech and Cyber investments, in cross border and financial transactions, banking and capital markets. LAGC provides through its Tel Aviv head office and its London based subsidiary soft lending for overseas l business in Israel and in the UK. For a period of twenty years, until 2006, Ms. Leviant held several senior positions with Hapoalim Banking group including EVP Deputy Head of Hapoalim Europe and Global Private Banking and EVP General Global Counsel of the group, and served as a director in the overseas subsidiaries of Bank Hapoalim. Prior to that, Ms. Leviant was an associate in GAFNI & CO. Law Offices in Tel Aviv where she specialized in Liquidation, Receivership and Commercial Law and was also a Research Assistant to the Law School Dean in the Tel Aviv University specialized in Private International Law. Ms. Leviant holds a LL.B degree from Tel Aviv University Law School and is a member of both the Israeli and the New York State Bars. Ms. Leviant currently also serves as President of the Israel-British Chamber of Commerce, Council Member of the UK- Israel Tech Council, Board Member of the Federation of Bi-Lateral Chambers of Commerce and a Co-Founder of the Center for Arbitration and Dispute Resolutions Ltd. Ms. Leviant is a certified mediator.

Information about Mordechai Bignitz, one of our external directors (whose current service term expires in December 2020):

Mordechai Bignitz has served as an external director of Ellomay since December 20, 2011. Mr. Bignitz is involved in economic and financial consulting and investment management and currently serves as the CEO of OWC Pharmaceutical Corporation (OTC: OWCP) and as a director and CEO of One World Cannabis Ltd., a subsidiary of OWC. From 2006 to 2015, Mr. Bignitz served as the chairman of the investment committee of Migdal Capital Trust Ltd. and from 2017 he serves as a director of this company. From 2009 to 2011, Mr. Bignitz served as CEO of Geffen Green Energy Ltd., an Israeli private company. From 2006 to 2010, Mr. Bignitz served as a director of Leader Capital Markets Ltd. (TASE: LDRC), from 2007 to 2010 he served as a director of Leader Holdings & Investments Ltd. (TASE: LDER) and from 2010 to 2013 he served as a director of Ablon Ltd. From 2004 to 2007, Mr. Bignitz served as CEO of Advanced Paradigm Technology. From 1992 to 2004, Mr. Bignitz served as director and CFO of DS Capital Markets. From 1994 to 1996, Mr. Bignitz served as Managing Director of Dovrat, Shrem & Co. Trading Ltd. From 1991 to 1994 Mr. Bignitz served as Vice President and CFO of Dovrat Shrem & Co. and prior to that he served as Vice President of Clal Retail Chains (a subsidiary of the Clal Group) and Vice President & CFO of Clal Real Estate Ltd. Mr. Bignitz serves as a director of ARAD Investment and Industrial Development Ltd. (TASE: ARD), TechCare Corp. (OTC: TECR) and Globe Oil Explorations Ltd. Mr. Bignitz is a CPA, holds a BA in Accounting and Economics from Tel-Aviv University and completed the Executive Program in Management and Strategy in Retail at Babson College in Boston. Mr. Bignitz qualifies as an external director according to the Companies Law.

As previously approved by our shareholders, we pay our non-executive directors (Anita Leviant, Barry Ben Zeev and Mordechai Bignitz) remuneration for their services as directors based on the minimum fees permitted by the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000, or the Compensation Regulations. The current minimum cash amounts applicable to us pursuant to the Compensation Regulations are an annual fee of NIS 52,160 (equivalent to approximately €12,316 as of May 16, 2018) and an attendance fee of NIS 1,845 (equivalent to approximately €436 as of May 16, 2018) per meeting (board or committee). These amounts are updated once a year based on increases in the Israeli Consumer Price Index as compared to the base index set forth in the Compensation Regulations. According to the Compensation Regulations, which we apply to all our non-executive directors, the directors are entitled to 60% of the meeting fee if they participated at the meeting by teleconference and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting. In addition, each of these non-executive directors receives an annual grant of options to purchase 1,000 ordinary shares under the terms and conditions set forth in our 1998 Share Option Plan for Non-Employee Directors, or the 1998 Option Plan. The compensation for Mr. Barry Ben Zeev during his proposed fourth three-year term as external director is presented for shareholder approval at the Meeting under Item 2 below.

Messrs. Nehama, Fridrich and Raphael waived their right to receive the aforementioned director fees and options in connection with the execution of a management services agreement, as amended, or the Management Services Agreement, among us, Kanir and Meisaf Blue & White Holdings Ltd., or Meisaf. Based on the terms of the Management Services Agreement, as amended, in consideration of the performance of the management services and the board services, we agreed to pay Kanir and Meisaf an aggregate annual services fee in the amount of $400,000 plus value added tax pursuant to applicable law, in equal parts and quarterly payments. The current term of the Management Services Agreement expires on the earlier of: (i) June 17, 2019, (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors, or (iii) a date that is six (6) months following the delivery of a written termination notice by Meisaf and Kanir to us or by us to Meisaf and Kanir.

Each of our directors also received an indemnification undertaking and an exemption letter, forms of which were attached as exhibits to our annual report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 29, 2018, or the 2017 Annual Report, and each of them is also included in our directors and officers’ liability insurance policy. For information concerning a new form of indemnification undertaking and exemption and the renewal of the directors and officers liability insurance see Items 6 and 7 below.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Meeting.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to reelect each of Shlomo Nehama, Ran Fridrich, Hemi Raphael and Anita Leviant, as directors of the Company to hold office until the next annual general meeting of the Company’s shareholders and until their respective successors are duly elected and qualified.”

Shareholders may vote on the appointment of each director nominee separately on the attached proxy card. Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 2

REELECTION AND COMPENSATION OF EXTERNAL DIRECTOR

Background

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as our company, are required by the Companies Law to have at least two external directors. Each external director may serve for up to three terms of three years. However, pursuant to the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, or the Relief Regulations, Israeli companies listed on certain stock exchanges outside Israel, including the NYSE American (such as our company), may appoint an external director for additional terms of not more than three years each, subject to certain conditions. Our other directors are elected annually.

Our currently serving external directors are Barry Ben Zeev, whose service term is due to end on December 29, 2018 and Mordechai Bignitz, whose service term is due to end on December 19, 2020. Mr. Ben Zeev was elected for his first three-year term in the general meeting of our shareholders held on December 30, 2009, for his second three-year term in the general meeting of our shareholders held on June 20, 2012, and for his third three-year term in the general meeting of our shareholders held on June 18, 2015, or the 2015 Shareholders Meeting, and is standing for reelection for an additional three-year term, commencing December 30, 2018.

The Companies Law prescribes the requirements and qualifications of an external director. Among other requirements and limitations, in order to qualify as an external director an individual may not be a relative of a controlling shareholder and she or he, or her or his relative, partner, employer, direct or indirect supervisor or an entity she or he controls, may not have, and may not have had at any time during the previous two years, any affiliation to the company, the controlling shareholder of the company or a relative of the controlling shareholder of the company or to an entity that, on the date of appointment of during the preceding two years, is or was controlled by the company or by the company’s controlling shareholder. The term affiliation includes: an employment relationship, a business or professional relationship maintained on a regular basis, control, and service as an office holder. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director or if she or he, or her or his relative, partner, employer, direct or indirect supervisor, or an entity she or he controls, has other than negligible business or professional relations with any of the persons with which the external director himself may not be affiliated, even if such relations are not routine. In addition, at least one of the external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Companies Law.

For a period of two years following the termination of services as an external director, the company, its controlling shareholder and any entity the controlling shareholder controls may not provide any benefit to such former external director, directly or indirectly. The prohibited benefits include the appointment as an office holder in the company or the controlled entity, employment of, or receipt of professional services from, the former external director for compensation, including through an entity such former external director controls. The same prohibition applies to the former external director’s spouse and child for the same two-year period and to other relatives of the external director for a period of one year following the termination of services as an external director.

All of the external directors of a company must be members of its audit committee and compensation committee and at least one external director is required to serve on every committee authorized to exercise any of the powers of the board of directors. Mr. Ben Zeev is the chairman of our Audit Committee and Compensation Committee.

Reelection of Mr. Ben Zeev for an additional Three-Year Term

In general, external directors serve for a three-year term, which may be renewed for only two additional three-year term. However, as noted above, pursuant to the Relief Regulations, certain Israeli companies may appoint an external director for additional terms of not more than three years each, subject to the following conditions: (i) the audit committee, and thereafter the board of directors, confirmed that in light of the expertise and special contribution of the external director to the work of the board and its committees, the appointment for another term is for the benefit of the company, (ii) in the event the appointment is recommended by the board, the appointment is approved in the same manner as the appointment of an external director for the initial three-year term (as explained below), and (iii) the period during which the external director served as an external director and the reasons of the audit committee and the board of directors for the extension have been presented to the general meeting prior to the approval of the appointment.

Our Audit Committee and Board of Directors discussed the appointment of Mr. Ben Zeev for a fourth three-year term as an external director and resolved that in light of Mr. Ben Zeev’s financial expertise and experience as a board member of other public companies, and in light of Mr. Ben Zeev’s in-depth knowledge and familiarity with our financial position and our operations, including our business prospects, business plans and opportunities and in light of Mr. Ben Zeev’s position as the chairman of our Audit Committee and Compensation Committee, the appointment of Mr. Ben Zeev as an external director for a fourth three-year term is for the benefit of our company.

Accordingly, at the Meeting, shareholders will be asked to reelect Mr. Ben Zeev as an external director for a fourth three-year term, commencing December 30, 2018.

We are unaware of any reason why Mr. Ben Zeev, if elected, should be unable to serve as a member of our Board of Directors. If Mr. Ben Zeev is unable to serve, the persons named in the proxy, or either one of them, will vote the shares represented thereby “FOR” the election of another nominee proposed by our Board of Directors. Mr. Ben Zeev advised the Board of Directors that he intends to serve as a member of the Board of Directors if elected.

Pursuant to the requirements of Section 241 of the Companies Law, Mr. Ben Zeev provided us with a “Declaration of Competence” prior to the publication of the notice of annual general meeting of shareholders, declaring that he fulfills all the qualifications of an external director under the Companies Law and that he has the requisite accounting and financial expertise. Such declaration also includes a confirmation of fulfillment of the qualifications of an independent director and member of an audit committee under the applicable SEC rules and regulations and the NYSE American Company Guide. Such declarations are available for review at our offices, at the address set forth above, during regular business hours.

The following information is supplied with respect to Mr. Ben Zeev, who is nominated for the position of external director and recommended to be elected by our Board of Directors and is based upon our records and information furnished to the Board of Directors by the nominee:

Barry Ben Zeev, age 66, has served as an external director of Ellomay since December 30, 2009. Mr. Ben Zeev is a business strategic consultant. From 1978 to 2008, Mr. Ben Zeev served in various positions with Bank Hapoalim. During 2008, he served as the bank's Deputy CEO and as its CFO, in charge of the financial division. From 2001 to 2007, he served as the bank's Deputy CEO in charge first of the private international banking division and then of the client asset management division. Mr. Ben Zeev has served on the board of many companies, including as a director on the board of the Israeli Stock Exchange in 2006-2007. He currently serves as a director of Partner Communications Ltd. (NASDAQ and TASE: PTNR), Kali Equity Markets, Hiron-Trade Investments & Industries Buildings Ltd. (TASE: HRON) and Poalim Asset Management (UK) Ltd., a subsidiary of Bank Hapoalim B.M. Mr. Ben Zeev also serves as an independent director and Head of Investment Committee at Altshuler Shaham Pension & Gemel B.M. Mr. Ben Zeev holds an MBA from Tel-Aviv University specializing in financing, and a BA in Economics from Tel-Aviv University.

Approval of the Compensation of Mr. Ben Zeev

At the Meeting, our shareholders will be asked to approve the compensation of Mr. Ben Zeev for his additional three-year term. The compensation of an external director is governed by the Compensation Regulations, is required to be approved at the general meeting at which the external director is elected and cannot generally be revised during the external director’s term in office.

Mr. Ben Zeev previously received an indemnification undertaking (which includes an undertaking to provide liability insurance) and an exemption letter, in the forms attached as exhibits to our 2017 Annual Report, and is included in our directors’ and officers’ liability insurance policy. For information concerning a new form of indemnification undertaking and exemption and the renewal of the directors’ and officers’ liability insurance, both of which will apply to Mr. Ben Zeev, see Items 6 and 7 below.

The proposed cash and equity compensation for Mr. Ben Zeev during his additional three-year term is as follows:

External Directors’ Fees

The Compensation Regulations set forth a range of fees that may be paid by Israeli public companies to their external directors, depending upon each company’s equity based on the most recent financial statements. If reelected, Mr. Ben Zeev will be entitled to receive annual and attendance fees equal to the minimum cash amounts permitted to be paid to our external directors pursuant to the Compensation Regulations based on our current category and equity. For more information see under Item 1 above.

External Directors’ Options

As previously approved by our shareholders, each of our current and future non-employee directors are entitled to receive an annual grant of options to purchase 1,000 ordinary shares, currently representing less than 0.01% of our outstanding ordinary shares, under the terms and conditions set forth in our 1998 Option Plan. These options are valid for a period of 10 years (subject to certain exceptions detailed in the 1998 Option Plan) and have an exercise price equal to the average closing bid and sale prices of the ordinary shares on the grant date, on the market on which the shares are traded. The renewal of the 1998 Option Plan is presented for shareholder approval under Item 3 below.

Based on the terms of the compensation policy applicable to our office holders, or the Compensation Policy, the options granted to our non-employee directors under the 1998 Option Plan vest in one installment on the first anniversary of the grant date of the options, provided that the option holder still serves as a member of our Board of Directors on such date (otherwise, the unvested options will immediately expire on the date of Termination of Service, as such term is defined in the 1998 Option Plan).

In accordance with our Compensation Policy, our Compensation Committee and Board of Directors approved, and recommend that our shareholders approve, the compensation of Mr. Ben Zeev for his additional three-year term as external director as set forth hereinabove and determined that this resolution is for the benefit of the Company.

Required Vote

Pursuant to the Companies Law, the reelection of an external director nominated by our Board of Directors (as is the case with Mr. Ben Zeev’s nomination) requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) are voted in favor of the election of the external director or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) voted against the election of the external director does not exceed two percent of the outstanding voting power in the company.

Pursuant to Section 273 of the Companies Law, the terms of service of members of our Board of Directors that are in accordance with our Compensation Policy generally require the approval of our Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter. The Compensation Regulations require, among other things, that the payment of minimum permitted annual fee and attendance fee and the grant of options to external directors be approved at the shareholders’ meeting in which such external director is appointed. The grant of options to an external director generally requires the same “special majority” that is required for the election of the external director (or reelection in the event the external director is nominated by the board of directors), including the requirement to mark whether or not the shareholder as a “personal interest” in the adoption of the resolution.

Mr. Shlomo Nehama, our Chairman of the Board and a director nominee, Nechama Investments and Kanir, and Mr. Ran Fridrich, our Chief Executive Officer, and Mr. Hemi Raphael, who are both members of our Board of Directors and director nominees, are each deemed to be our “controlling shareholders” for purposes of Sections 268 and 239 of the Companies Law due to their holdings as set forth above, their respective positions with such entities and the 2008 Shareholders Agreement.

The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a personal interest in the proposal (excluding, as mentioned above, a personal interest that is not related to a relationship with the controlling shareholders). Otherwise, the shareholder is not eligible to vote on this proposal. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family or of the shareholder’s spouse’s family (or a spouse thereof) or a personal interest of a company with respect to which the shareholder (or any of the aforementioned family members) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they have a personal interest as explained above on the form of the deed of vote that we will file on MAGNA, the website of the Israel Securities Authority.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to reelect Barry Ben Zeev as an external director for an additional term of three years, commencing December 30, 2018, to approve the compensation of Mr. Ben Zeev during this additional three-year term, all as described in the Proxy Statement relating to the Meeting, and to determine that this resolution is for the benefit of the Company.”

Upon the receipt of a properly signed and dated proxy, which, with respect to the applicable portion of this resolution, includes an indication as to whether or not the shareholder is a controlling shareholder or has a “personal interest” as explained above, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 3

APPROVAL OF EXTENSION OF THE COMPANY’S 1998 SHARE OPTION PLAN FOR NON-EMPLOYEE DIRECTORS

Background

Our 1998 Option Plan provides for grants of options to purchase ordinary shares to our non-employee directors. The 1998 Option Plan, as amended, is administered by our Compensation Committee and our Board of Directors.

Under the 1998 Option Plan, each non-employee director first elected or appointed, will automatically receive on such director’s first day as a director an option to purchase up to 1,000 ordinary shares pro-rated based on the number of full months of service between the prior Grant Date and the next Grant Date. Each such non-employee director would also automatically receive, on each subsequent Grant Date, an option to purchase 1,000 ordinary shares provided that he or she is a non-employee director on the Grant Date and has served as a non-employee director for the entire period since his or her previous Grant Date. The “Grant Date” means August 1 of each year.

The exercise price of the option shares under the 1998 Option Plan is 100% of the fair market of such ordinary shares at the applicable Grant Date, as more fully described in the 1998 Option Plan. The term of each option granted under the 1998 Option Plan is 10 years from the applicable date of grant and such options may be terminated earlier upon certain circumstances, such as the expiration of three months from the date of the director’s termination of service on our Board (subject to extension and certain exceptions pursuant to the terms of the 1998 Option Plan). The 1998 Option Plan was attached as an exhibit to our 2017 Annual Report.

As of May 16, 2018, there were 32,083 ordinary shares available for future grants under the 1998 Option Plan.

The original expiration date of the 1998 Option Plan pursuant to its terms was December 8, 2008 (10 years after its adoption). At the general meeting of our shareholders held on January 31, 2008, the term of the 1998 Option Plan was extended and as a result it is currently due to expire on December 8, 2018, unless earlier terminated by our Board.

In order to allow us to continue to use the 1998 Option Plan and grant options to current and future non-employee directors, our Compensation Committee and Board of Directors approved the extension of the 1998 Option Plan by a period of ten years, recommended that our shareholders approve such extension and noted that the grant of options to our non-employee directors is permitted under our Compensation Policy and the approval of this  resolution is for the benefit of the Company.

Accordingly, at the Meeting, shareholders will be asked to approve the extension of the 1998 Option Plan for an additional ten year period.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Meeting.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to amend Section 8.2 of the Company’s 1998 Option Plan to provide for an extension of the term of such plan for an additional ten-year period, so that it will expire, unless terminated earlier by the Board, on December 8, 2028 and to determine that this resolution is for the benefit of the Company.”

Upon the receipt of a properly signed and dated proxy, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 4

APPROVAL OF EXTENSION OF THE COMPANY’S 2000 STOCK OPTION PLAN

Background

In 2000, we adopted the 2000 Stock Option Plan, or the 2000 Option Plan, to provide for grants of service and non-employee options to purchase ordinary shares to our officers, employees, directors and consultants. The 2000 Option Plan provides that it may be administered by the Board, or by a committee appointed by the Board, and is currently administered by our Board.

We have elected the benefits available under the “capital gains” alternative of Section 102 of the Israeli Tax Ordinance. Pursuant to this election, capital gains derived by employees arising from the sale of shares acquired as a result of the exercise of options granted to them under Section 102, will be subject to a flat capital gains tax rate of 25% (instead of the gains being taxed as salary income at the employee’s marginal tax rate). However, as a result of this election, we will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as we were previously entitled to do. We may change the election from time to time, as permitted by the Tax Ordinance. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee, or the Trustee, for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months after the date of grant. The 2000 Option Plan was attached as an exhibit to our 2017 Annual Report.

As of May 16, 2018, there were 595,009 ordinary shares available for future grants under the 1998 Option Plan. The 2000 Plan, as amended, currently terminates on August 31, 2018.

          In order to allow us to use the 2000 Option Plan and grant options to current and future officers, employees, directors and consultants, our Compensation Committee and Board of Directors approved the extension of the 2000 Option Plan by a period of ten years, recommended that our shareholders approve such extension and noted that the grant of options to officers is permitted under our Compensation Policy.

Accordingly, at the Meeting, shareholders will be asked to approve the extension of the 2000 Option Plan for an additional ten year period.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Meeting. The adoption of this proposal by our shareholders is required under the NYSE American Company Guide. We may in the future elect to follow home country laws (i.e., Israeli law) in lieu of following the requirement for shareholder approval under the NYSE American Company Guide.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to amend Section 12 of the Company’s 2000 Option Plan to provide for an extension of the term of such plan for an additional ten-year period, so that it will expire, unless terminated earlier by the Board, on August 31, 2028 and to determine that this resolution is for the benefit of the Company.”

Upon the receipt of a properly signed and dated proxy, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 5

APPROVAL OF AMENDMENTS TO THE COMPANY’S SECOND AMENDED AND RESTATED ARTICLES OF ASSOCIATION

Background

Our Articles and Compensation Policy permit us to provide indemnification, exemption and liability insurance to our office holders based on the limitations prescribed by the Companies Law. Our Compensation Policy also includes certain limitations on the scope of indemnification undertakings and exemptions we may provide commencing upon the date our Compensation Policy was amended to include such limitations. Accordingly, we propose to update our Articles to include the limitations included in our Compensation Policy with respect to the maximum indemnification amount permitted to be included in our undertakings to indemnify office holders and a limitation of our right to provide exemptions to our office holders.

In addition, we propose to update our Articles based on an amendment to the Israeli Restrictive Trade Practice Law, 5748-1988 permitting a company to insure and indemnify its office holders for expenses, including reasonable legal fees, including attorney fees, incurred by the office holder with respect to a proceeding in accordance with the Restrictive Trade Practices Law. Accordingly, we propose to update our Articles of Association with respect to indemnification, insurance and exemption of our office holders to be in line with the amendments to the Restrictive Trade Practice Law, which will enable us to indemnify and insure our office holders to the full extent permitted by law thereby retaining and attracting qualified office holders.

The foregoing is only a summary of the proposed changes. The proposed changes appear in Appendix A to this Proxy Statement. The words proposed to be added are underlined and the words proposed to be deleted are presented by “~~strikethrough~~”.

Required Vote

The amendment of our Articles generally requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter. However, pursuant to Section 262 of the Companies Law, the adoption of a proposal to include provisions relating to exemption, indemnification or insurance in a company’s articles in the event an office holder of such company is also a condoling shareholder of the company also requires that either (i) at least a majority of the shares of shareholders who do not have a personal interest in the approval of the resolution are voted in favor of the election of the external director or (ii) the total number of shares of shareholders who do not have a personal interest in the approval of the resolution voted against the election of the external director does not exceed two percent of the outstanding voting power in the company. As noted under Item 2 of this Proxy Statement, Messrs. Nehama, Raphael and Fridrich are all deemed to be our “controlling shareholders” for purposes of Section 268 of the Companies Law and are also office holders of our company.

Pursuant to Section 276 of the Companies Law, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest in the approval of this proposal, otherwise, the shareholder is not eligible to vote on the relevant portion of such proposal. For a discussion of the provisions of the Companies Law regarding personal interests, please see “Required Vote” under Item 2.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the amendments to the Company’s Articles of Association as are set forth on Appendix A to the Proxy Statement and to determine that this resolution is for the benefit of the Company.”

Upon the receipt of a properly signed and dated proxy, which includes an indication as to whether or not the shareholder has a “personal interest” as explained above, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 6

APPROVAL OF NEW FORM OF INDEMNIFICATION UNDERTAKING AND EXEMPTION

Background

The Companies Law permits an Israeli company to undertake to indemnify its office holders in advance, to exempt office holders from certain liabilities and to provide liability insurance covering its office holders against and with respect to certain liabilities, subject to limitations that appear in the Companies Law and provided that such company’s articles permit such indemnification, exemption and insurance. Our Articles permit us to provide such indemnification undertakings, exemptions and insurance, subject to the limitations imposed by the Companies Law and by our Articles of Association.

As approved by our shareholders, we previously provided our office holders, including office holders who are deemed to be controlling shareholders, with indemnification undertakings, which also include an undertaking to provide liability insurance, and with letters of exemption. The forms of indemnification undertaking and exemption letter were attached as exhibits to our 2017 Annual Report.

Pursuant to the Companies Law, the terms of service of controlling shareholders, which include the provision of indemnification undertakings, exemptions and liability insurance, cannot continue for more than three consecutive years unless re-approved by the compensation committee, board of directors and shareholders every three years. Our office holders who are also deemed to be controlling shareholders received indemnification undertakings from us, which as noted above include an undertaking to provide liability insurance, and letters of exemption, most recently at our 2015 Shareholders Meeting.

In light of the limitations included in our Compensation Policy and the proposed amendments to our Articles of Association set forth under Item 5 above, and provided that our Articles of Association are amended as proposed in such Item 5, we propose to amend our form of indemnification undertaking as contemplated by such amendments and to combine it with an exemption from liability. We also propose other modifications required in light of the change in our business activities since the approval of the current form of indemnification undertaking, to ensure that our directors are afforded protection to the fullest extent permitted by law.

The foregoing is only a summary of the proposed amendments. The proposed form of amended indemnification undertaking and exemption is attached hereto as Appendix B. The words proposed to be added are underlined and the words proposed to be deleted are presented by “~~strikethrough~~”.

For the avoidance of doubt, in the event the new form of indemnification undertaking is approved but the requisite amendments to our Articles (as set forth under Item 5 of this Proxy Statement) are not approved, our current and future office holders will be entitled to receive amended forms of indemnification undertakings that do not include the revisions based on the proposed amendment to our Articles. In addition, the new form of undertaking shall not cancel or derogate or constitute a waiver of any other indemnification that an office holder is entitled to in accordance with the provisions of any law or in accordance with any previous undertaking provided by us and/or previous agreement with us, insofar as the said undertaking is legally valid, and from any other resolution by us to grant indemnification or to procure insurance for some or all of our office holders; provided, however, that we will not be obligated to indemnify an office holder, for the same event, both in accordance with any previous undertaking (if and insofar as such previous undertaking will be valid) and in accordance with the new form of undertaking.

Our Compensation Committee and Board of Directors determined that the amended form attached hereto is in line with the Companies Law, our Articles (as will be amended pursuant to Item 5 above) and our Compensation Policy and approved, and recommend that our shareholders approve, the amended form of indemnification undertaking and exemption, the replacement of the indemnification undertakings and letters of exemption provided to our current office holders, including office holders deemed to be controlling shareholders, with the new approved form, and the provision of such new form to any of our future office holders, including office holders who are deemed to be controlling shareholders and determined that this resolution is for the benefit of the Company.

Required Vote

Pursuant to Section 273 of the Companies Law, the terms of service of members of our Board of Directors that are in accordance with our Compensation Policy generally require the approval of our Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter.

As noted under Item 2 of this Proxy Statement, Messrs. Nehama, Raphael and Fridrich are all deemed to be our “controlling shareholders” for purposes of Section 268 of the Companies Law. Pursuant to Sections 270(4) and 275 of the Companies Law, the approval of the terms of service of controlling shareholders, including the approval of indemnification undertakings, exemptions and provision of liability insurance, requires the approval of our Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter provided that either (i) at least a majority of the shares of shareholders who do not have a personal interest in the approval of the resolution are voted in favor of the election of the external director or (ii) the total number of shares of shareholders who do not have a personal interest in the approval of the resolution voted against the election of the external director does not exceed two percent of the outstanding voting power in the company.

Pursuant to Section 276 of the Companies Law, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest in the approval of this proposal with respect to our office holders who are deemed to be controlling shareholders, otherwise, the shareholder is not eligible to vote on the relevant portion of such proposal. For a discussion of the provisions of the Companies Law regarding personal interests, please see “Required Vote” under Item 2.

To the extent that the proposed resolution is approved only by the affirmative vote of our ordinary shares, but not by the special majority of the non-interested shareholders as described above, we will provide the new form of undertaking only to our office holders who are not deemed to be controlling shareholders.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the granting of the indemnification undertaking and exemption, in the form attached to the Proxy Statement as Appendix B, to all of the Company’s current and future office holders, including office holders who are deemed to be controlling shareholders, and to determine that this resolution is for the benefit of the Company.”

Upon the receipt of a properly signed and dated proxy, which, with respect to the applicable portion of this resolution, includes an indication as to whether or not the shareholder has a “personal interest” as explained above, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 7

PROCUREMENT OF DIRECTORS AND OFFICERS LIABILITY INSURANCE

General

The Companies Law provides that a company may, if permitted by its articles of association, obtain insurance for an office holder against liabilities incurred with respect to an act or omission in his or her capacity as an office holder.  These liabilities include a breach of duty of care to the company or a third-party, a breach of duty of loyalty (provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests) and any monetary liability imposed on the office holder in favor of a third-party. Our Articles permit us to enter into an agreement for the insurance of the liability of our office holders to the fullest extent permitted by law.

The current coverage of our directors’ and officers’ liability insurance policy is $15 million, for which we currently pay an annual premium of approximately $115,000. This coverage was previously approved by our shareholders, most recently at the 2015 Shareholders Meeting.

Our Compensation Policy provides that our directors and officers will be covered by a directors and officers liability insurance policy, to be periodically purchased by us subject to receipt of approvals required under the Companies Law.

Our Compensation Committee and Board of Directors approved, and recommended that our shareholders approve, the terms and conditions for the renewal, extension and/or replacement, from time to time, of our directors’ and officers’ liability insurance policy for all directors and officers of our company and its subsidiaries, who may serve from time to time (including current and future office holders who may be deemed to be controlling shareholders, within the meaning of the Companies Law), or the New Policy, as follows: (i) the coverage limit per claim and in the aggregate under the New Policy may not exceed an amount representing an increase of 20%, as compared to the current coverage limit; and (ii) the premium paid for such New Policy may be up to $230,000.  No further approval of our shareholders will be required in connection with any renewal and/or extension and/or purchase of the New Policy entered into in compliance with the foregoing terms and conditions.

Required Vote

Pursuant to Section 273 of the Companies Law, the terms of service of members of our Board of Directors that are in accordance with our Compensation Policy generally require the approval of our Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter.

As noted under Item 6 above, in general, the terms of service of office holders who are deemed to be “controlling shareholders” also require the approval by a “special majority” as described in Item 6. However, the Israeli Companies Regulations (Relief for Transactions with Interested Parties), 2000 provide that in the event a company’s compensation committee and board of directors determine that the insurance provided to the controlling shareholders is: (i) upon terms identical to those provided to the company’s other officers and directors, (ii) on market conditions, and (iii) not likely to materially affect the company’s profitability, assets or liabilities, the approval of the company’s shareholders for the provision of liability insurance to controlling shareholders will not be required. Our Compensation Committee and Board of Directors confirmed that these conditions are met with respect to the proposed New Policy and therefore shareholders’ approval is not required in connection with the inclusion of office holders who are or may be deemed to be controlling shareholders in the New Policy.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that the terms and conditions for the renewal, extension and/or replacement of the directors’ and officers’ liability insurance policy of the Company and its subsidiaries, for all office holders of the Company, who may serve from time to time, set forth in the Proxy Statement, be and hereby is approved and that this resolution is for the benefit of the Company.”

Upon the receipt of a properly signed and dated proxy, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 8

REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

Shareholders will be asked to reappoint Somekh Chaikin, a member of KPMG International, as our independent auditors for the year ending December 31, 2018 and until the next annual general meeting of our shareholders and to authorize our Board of Directors to approve their fees, following the approval of our Audit Committee, in accordance with the volume and nature of their services. Somekh Chaikin have been our independent auditors since December 2011.

The following table sets forth the fees paid by us and our subsidiaries to our principal independent registered public accounting firms during 2016 and 2017:

	2016	2017
	(euro in thousands)
Audit Fees(1)	105	168
Audit-Related Fees(2)	42	23
Tax Fees(3)	17	112
Total	164	309
______________________
(1)
Professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements.

(2)	Professional services related to due diligence investigations.
(3)	Professional services rendered by our independent registered public accounting firm for international and local tax compliance, tax advice services and tax planning.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Meeting.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to reappoint Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2018, and until the next annual general meeting of shareholders, and that the Board of Directors, following the approval of the Audit Committee, be, and it hereby is, authorized to approve the payment of fees of said independent auditors, considering the volume and nature of their services.”

Upon the receipt of a properly signed and dated proxy, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 9

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

As required by the Companies Law, our independent auditors’ report and audited consolidated financial statements for the fiscal year ended December 31, 2017, will be presented for discussion at the Meeting.

Our audited financial statements for the year ended December 31, 2017 are included in our 2017 Annual Report on Form 20-F, which was filed with the SEC on March 29, 2018. You may receive a hard copy of the complete audited financial statements for the fiscal year ended December 31, 2017, free of charge, upon request. You may review a copy of our filings with the SEC, including exhibits and schedules, and obtain copies of such materials at the SEC’s public reference room at Room 1580, 100 F Street, N.E, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that we file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.

This item will not involve a vote of the shareholders.

PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intend to present a proposal at a shareholders’ meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting. Any shareholders of the Company who intend to present proposals at the Meeting must submit their proposals in writing to us at the address set forth above, attention: CFO, by no later than May 24, 2018. If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than May 31, 2018 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC and the ISA.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those mentioned in the attached Company’s Notice of Annual General Meeting of Shareholders. If any other business is properly brought before the Meeting, it is intended that the persons named as proxies, or either one of them, will vote the shares in accordance with the recommendation of our Board of Directors.

By Order of the Board of Directors, /s/ Shlomo Nehama Shlomo Nehama Chairman of the Board of Directors

Tel Aviv, Israel
May 17, 2018

Appendix A

XIV  INDEMNITY AND INSURANCE

60.	Indemnity of Officers

60.1.
The Company may indemnify an Officer[1] to the fullest extent permitted by law. Without derogating from the aforesaid, ~~T~~the Company may, from time to time and subject to any provision of law, indemnify an Officer in respect of a liability or expense set out below which is imposed on him or incurred by him as a result of an action taken in his capacity as an Officer of the Company:

60.1.1.	monetary liability imposed on him in favor of a third party by a judgment, including a settlement or a decision of an arbitrator which is given the force of a judgment by court order;

60.1.2.
reasonable litigation expenses, including legal fees, incurred by the Officer as a result of an investigation or proceeding instituted against such Officer by a competent authority, which investigation or proceeding has ended without the filing of an indictment or in the imposition of financial liability in lieu of a criminal proceeding, or has ended in the imposition of a financial obligation in lieu of a criminal proceeding for an offence that does not require proof of criminal intent (the phrases “proceeding that has ended without the filing of an indictment” and “financial obligation in lieu of a criminal proceeding” shall have the meanings ascribed to such phrases in Section 260(a)(1a) of the Companies Law) or in connection with an administrative enforcement proceeding or a financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Officer in favor of an injured party as set forth in Section 52[54](a)(1)(a) of the Israeli Securities Law,1968 (as  amended, the  “Securities  Law”),  and expenses  that  the  Officer  incurred  in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law or in connection with Article D of Chapter Four of Part Nine of the Companies Law, including reasonable legal expenses, which term includes attorney fees; ~~and~~

60.1.3.
reasonable litigation expenses, including legal fees, which the Officer has incurred or is obliged to pay by the court in proceedings commenced against him by the Company or in its name or by any other person, or pursuant to criminal charges of which he is acquitted or criminal charges pursuant to which he is convicted of an offence which does not require proof of criminal intent; and

~~60.1.3.~~60.1.4.
Expenses, including reasonable legal fees, including attorney fees, incurred by the Officer with respect to a proceeding in accordance with the Restrictive Trade Practices Law, 1988 (as amended, the “Restrictive Trade Practices Law”).

60.2.	The Company may, from time to time and subject to any provision of the law:

60.2.1.	Undertake in advance to indemnify an Officer of the Company for any of the following:

(i)
any liability as set out in Article 60.1.1 above, provided that the undertaking to indemnify is limited to the classes of events which in the opinion of the Board can be anticipated in light of the Company’s activities at the time of giving the indemnification undertaking, and for an amount and/or criteria which the Board has determined are reasonable in the circumstances and, the events and the amounts or criteria that the Board deem reasonable in the circumstances at the time of giving of the undertaking are stated in the undertaking. The aggregate indemnification amount payable by the Company to all indemnified persons pursuant to all indemnification undertakings issued by the Company on or after June 21, 2018 in respect of any occurrence of the events specified in the exhibit to the indemnification undertaking, shall not exceed 25% of the Company’s shareholders’ equity according to the latest reviewed or audited consolidated financial statements approved by the Company’s Board of Directors prior to the date on which the indemnification amount is paid;

1  The Company’s Articles provide that the term “Officer” as used in the Company’s Articles shall have the meaning of “office holder” under the Companies Law, i.e. a general manager, chief business manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and a director, or manager directly subordinate to the general manager.

(ii)	any liability stated in Article 60.1.2 ~~or~~through 60.1.~~3~~4 (inclusive) above;

(iii)	any matter permitted by applicable law.

60.2.2.	indemnify an Officer after the occurrence of the event which is the subject of the indemnity.

61.	Insurance of Officers

The Company may enter into an agreement for the insurance of the liability of an Officer, in whole or in part, with respect to any liability which may imposed upon such Officer as a result of an act performed by same Officer in his capacity as an Officer of the Company, for any of the following:

61.1.1.	A breach of a cautionary duty toward the Company or toward another person;

61.1.2.	A breach of a fiduciary duty toward the Company, provided the Officer acted in good faith and has had reasonable ground to assume that the act would not be detrimental to the Company;

61.1.3.	A monetary liability imposed upon an Officer toward another;

61.1.4.
Reasonable litigation expenses, including attorney fees, incurred by the Officer as a result of an administrative enforcement proceeding instituted against him. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Officer in favor of an injured party as set forth in Section 52[54](a)(1)(a) of the Securities Law and expenses that the Officer incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law or in connection with Article D of Chapter Four of Part Nine of the Companies Law, including reasonable legal expenses, which term includes attorney fees;

61.1.5.	Expenses, including reasonable litigation expenses, including attorney fees, incurred by the Officer with respect to a proceeding in accordance with the Restrictive Trade Practices Law;

~~61.1.5.~~61.1.6.	Any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an Officer in the Company.

61A.	Exemption

Subject to the provisions of the Companies Law, including the receipt of all approvals as required therein or under any applicable law, the Board may resolve in advance to exempt an Officer from all or part of such Officer’s responsibility or liability for damages caused to the Company due to any breach of such Officer’s duty of care towards the Company; provided, however, that the Company may not, subsequent to June 21, 2018, provide exemption letters to an Officer for an action or transaction in which a controlling shareholder (as such term is defined in the Companies Law) or any other Officer (including an Officer who is not the Officer the Company has undertaken to exempt) has a personal interest (as such term is defined in the Companies Law).

A-2

Appendix B

[Ellomay Capital Letterhead]
[Date]
[Name]

Re:          Indemnification Undertaking and Exemption

Dear [Name]:

We, the undersigned, Ellomay Capital Ltd., hereby irrevocably and (except as set forth in section 3 below) unconditionally, agree and undertake to indemnify you for potential losses, costs, fines, liabilities, claims, penalties, damages, expenses, payments and other amounts ("Liabilities"), that you pay, or become obligated to pay, incur or suffer pursuant to, or in connection with, your capacity as an Office Holder, or any demands or claims which arise from, or are related to, your capacity as an Office Holder, as set forth below. By counter-signing this indemnification undertaking and exemption(this "Undertaking"), you thereby indicate your acceptance to the terms of this Undertaking.

For purposes of this Undertaking, references to the “Company”, “us” or “we” refer to Ellomay Capital Ltd. and references to “Office Holder” or “you” shall refer to you in your capacity as an Office Holder of the Company and/or another entity in which the Company holds shares or has interests and has requested your service as an Office Holder in such entity, and your heirs, executors and administrators.

Definitions

1.             In this Undertaking the following capitalized terms shall have meaning as set forth below:

1.1.          “Action”, or any derivative thereof, shall also include any decision to act or not to act or a failure to act, and including your Actions before the date of this Undertaking that were made during the term you served as an Office Holder in the Company and/or another entity in which the Company holds shares or has interests and in which you serve as an Office Holder at the Company’s request.

1.2.          “Companies Law” means the Companies Law, 5759 - 1999, as amended from time to time.

1.3.          “Office Holder” as defined in the Companies Law.

Obligation to Indemnify

2.             Without limiting the Company’s right to indemnify you in accordance with the Company’s Amended and Restated Articles of Association, as amended and restated from time to time, the Company hereby irrevocably and (except as set forth in section 3 below) unconditionally agrees, obliges and undertakes, with no right to renege:

2.1.          To indemnify you for future Liabilities, obligations or expenses, as specified below, imposed on you or that you become liable to pay in consequence, directly or indirectly, of an Action done in your capacity as an Office Holder of the Company or in consequence of being an Office Holder (in either cases whether arising after or prior to the date hereof), in the Company or in another entity in which the Company holds shares or has interests, as specified in this Section below:

2.1.1.         a monetary Liability imposed on you or incurred by you in favor of another person pursuant to a judgment, including a judgment given in settlement or a court approved arbitrator's award, provided that such Liability is related, directly or indirectly, to one or more of the events specified in Exhibit A of this Undertaking and that the total indemnification amount will not exceed the amount specified in Section 2.2 below;

2.1.2.         reasonable litigation expenses, including legal fees, incurred by you in consequence of an investigation or proceeding filed or conducted against you by an authority that is authorized to file or conduct such investigation or proceeding, and that ended without filing an indictment against you and without imposing on you financial obligation in lieu of a criminal proceeding, or that ended without filing an indictment against you but with imposing on you a financial obligation in lieu of a criminal proceeding in respect of an offense that does not require the proof of criminal thought ("Machshava Plilit") or in connection with an administrative enforcement proceeding or a financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on you in favor of an injured party as set forth in Section 52[54](a)(1)(a) of the Israeli Securities Law, 1968 (as amended, the “Securities Law”), and expenses that you incur in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law or in connection with Article D of Chapter Four of Part Nine of the Companies Law, including reasonable legal expenses, which term includes attorney fees.

For the purposes of this Section 2.1.2: (i) a proceeding that ended without filing an indictment in a matter in respect of a which an investigation was conducted, means – closing the file pursuant to Section 62 of the Criminal Procedure Law [Combined Version] 5742 – 1982 (the “Criminal Procedure Law”) or a stay (postponement) of proceedings by the Attorney General pursuant to Section 231 of the Criminal Procedure Law; and (ii) “Financial obligation in lieu of a criminal proceeding,” means – a financial obligation imposed by law as an alternative to a criminal proceeding, including an administrative fine pursuant to the Administrative Offenses Law 5746 – 1985, a fine with respect to an offense which was determined as a “finable offense” under the Criminal Procedure Law, a monetary sanction or a forfeit ("Koffer").

2.1.3.          reasonable litigation expenses, including legal fees, incurred by you or which you are ordered to pay by a court, in proceedings filed against you by the Company, or on its behalf, or by another person, or in a criminal charge of which you were acquitted, or in a criminal charge of which you are convicted of an offence that does not require proof of criminal thought.

2.1.4           expenses, including reasonable legal fees, including attorney fees, incurred by the Officer with respect to a proceeding in accordance with the Restrictive Trade Practices Law, 1988 (as amended, the “Restrictive Trade Practices Law”).

2.1.5           Any other Liability and/or litigation expenses (including legal fees), which, according to applicable law and the Company’s Amended and Restated Articles of Association, each as shall be in effect from time to time, the Company could indemnify an Office Holder for.

2.2.          The aggregate indemnification amount payable by the Company pursuant to Section 2.1.1 above (beyond, and in addition to, sums payable to you from insurance companies in connection with insurance policies that the Company has purchased), shall not exceed, in the aggregate pursuant to all the letters of indemnification that were issued by the Company to its Office Holders, an amount equal to  25% of the Company’s shareholders’ equity according to the latest reviewed or audited consolidated financial statements approved by the Company’s Board of Directors prior to the date on which the indemnification amount is paid~~the higher of (i) fifty percent (50%) of the Company’s net equity at the time of indemnification, as reflected on its most recent financial statements at such time, or (ii) the Company’s annual revenue in the year prior to the time of indemnification,~~ (the “~~The~~ Maximum Indemnification Amount”).

2.3.          In the event the indemnification amount the Company is required to pay to you, as set forth in Section 2.1.1 above, exceeds the Maximum Indemnification Amount (as existing at that time), the Maximum Indemnification Amount or its remaining balance will be divided pro rata between the Office Holders entitled to indemnification, based on the ratio between the amount each individual Office Holder is eligible to receive and the aggregate amount payable to all Office Holders at the time of the indemnification.

2.4.          Upon the occurrence of an event by virtue of which you are likely to be entitled to indemnification, the Company shall advance to you, from time to time (but no later than ten (10) days from your request), the funds required to cover the expenditures and payments related to handling the proceeding or investigation related to such event (including legal fees and expenses), in a manner that you shall not be required to pay for or personally finance such expenditures and payments (including your legal fees and expenses), subject to the conditions and instructions in this Undertaking.

2.5.          You will not be indemnified for any of the following:

2.5.1.          A breach of a fiduciary duty, except for a breach of a fiduciary duty while acting in good faith and having reasonable grounds to assume that such act would not harm the Company;

2.5.2.          A breach of the duty of care towards the Company, caused intentionally or recklessly, except for a breach done in negligence only;

2.5.3.          An act done with intent to make unlawful personal profit; or

2.5.4.          A fine, forfeiture, financial sanction or monetary penalty imposed upon you.

2.6          As part of the Company's undertakings in accordance with this Undertaking, the Company shall also produce any collateral, security, bond or other guarantee that you shall be required to produce as a result of any interim legal procedure (as long as the Company shall not be required to produce any collateral security or other guarantee in the event of a criminal procedure involving the proof of criminal thought) (the "Securities"), including any Securities that shall be required for the substitution of any encumbrances on any of your assets, provided, that the total amount of outstanding Securities, provided to you or to any other Office Holders of the Company, including seized Securities, together with the total monies received by you and other Office Holders in accordance with this Undertaking and similar undertakings provided by the Company, shall not exceed the Maximum Indemnification Amount.

Conditions to Indemnification

3.             The obligation to indemnify in accordance with this Undertaking is subject only to the conditions set forth in this Section 3:

3.1.          You shall notify the Company in writing of every legal proceeding that is brought against you in connection with any event that may entitle you to indemnification, and of every warning made to you in writing pertaining to legal proceedings that may be commenced against you. This notice shall be made in a timely manner, as soon as practicable after you shall first be aware of such proceedings or warning, and you shall provide the Company or, the person designated by the Company, all documents in connection with such proceedings.

3.2.          Upon the occurrence of an event that may entitle you to indemnification, you may appoint counsel of your choice, unless such counsel is reasonably deemed unacceptable by the Company (in which case you will select another counsel), and provided that you inform the Company as soon as practicable of the identity of the counsel. If you do not inform the Company of your choice of counsel as soon as practicable after the need to retain arises, the Company may (but is not obligated to) appoint counsel on your behalf, within forty-five (45) days from the time of receiving the notice described in Section 3.1 above (or within a shorter period of time if the matter requires filing a response in any proceeding); provided, however, that in the event that a conflict of interest shall arise between you and the Company, you shall be entitled to appoint counsel on your behalf in addition to such Company-appointed counsel, and the provisions of this Undertaking shall apply to fees and expenses you may incur as a result of such appointment.

3.3.          Subject to your prior written consent, which shall not be unreasonably withheld, the Company may decide to settle a monetary obligation in a civil proceeding. Your consent shall not be deemed unreasonably withheld if, as a result of such settlement, the lawsuit or the threat of a lawsuit against you shall not be fully and irrevocably dismissed, and any cause of action underlying such lawsuit or threat waived and released, without imposition on you of any Liability that is not fully indemnifiable hereunder.

3.4.          The Company and you shall cooperate with each other and with any counsel as set forth above in every manner that shall reasonably be required in connection with the handling of such legal proceedings, provided, that the Company shall cover all of your reasonable out-of-pocket expenses, subject to Section 3.2 above.

3.5.          You will not be indemnified for amounts you shall be required to pay as a result of a settlement, unless the Company agrees, in writing, to the settlement.

3.6.          The Company shall not be required to pay, according to this Undertaking, monies that were actually paid to you, or on your behalf or in your stead, through an insurance policy that the Company procured or through an obligation to any indemnification that was made by any other person other than the Company.  For avoidance of doubt, it shall be clarified that the indemnification amount according to this Undertaking shall be independent of, and in addition to, the amount that shall be paid (if paid) pursuant to an insurance policy and/or any other indemnification.

3.7.          Upon your request for an execution of a payment in connection to any event according to this Undertaking, the Company shall take all steps according to applicable law to pay such payment and will do all that is required to obtain any approval that is required. If any required approval is not given for any reason, a payment, or any part of it, that will not be approved, as said above, shall be subject to the approval of a court and the Company shall take all legal steps to attain the court’s approval. If any amount due to you pursuant to this Undertaking is not paid to you, fully and timely (and in no event later than thirty (30) days of your request), by the Company, you may, at any time thereafter, bring an action against the Company to recover the unpaid amount and you shall also be entitled to be paid for (and/or advanced) the reasonable litigation expenses (including legal fees) of bringing such action.

Exemption

4.             Subject to the restrictions imposed by the Companies Law, and the limitations set forth herein, but without derogating from any of your rights under applicable law, the Company hereby irrevocably and unconditionally exempts you in advance from all of your liability for any and all Liabilities which may result, directly or indirectly, from a breach of your duty of care towards the Company, to the fullest extent permitted by law (including, without limiting the generality of the foregoing, damages sought through a derivative action filed by a director or shareholder on the Company’s behalf, except for derivative actions filed by you in your capacity as a director). To the extent you hold or will hold office as an Office Holder of any of the Company’s wholly owned subsidiaries (the “Subsidiaries”) and subject to the applicable laws of the Subsidiaries, the Company further undertakes to use its best efforts to cause the Subsidiaries to exempt you from breaches of your duty of care towards them under the terms of this letter or similar terms permitted under applicable law.

5.             No exemption under this letter will be valid or available in the event that:

5.1.          you receive payment under an insurance policy with respect to the breach of duty of care giving rise to such liability, other than amounts which are in excess of such insurance coverage;

5.2.          you breached your fiduciary duty towards the Company;

5.3.          you breached your duty of care towards the Company intentionally or recklessly, except for a breach done in negligence only;

5.4.          you acted with intent to make unlawful personal profit;

5.5.          a fine, forfeiture, financial sanction or monetary penalty imposed upon you.

In addition, this exemption shall not apply: (i) to an action or transaction in which a controlling shareholder (as such term is defined in the Companies Law) or any other Office Holder (including an Office Holder who is not the Office Holder the Company has undertaken to exempt) has a personal interest (as such term is defined in the Companies Law) and (ii) in respect of any counterclaim of the Company filed against you in response to a claim filed by you against the Company, except if your claim relates to your labor law rights and/or your individual employment agreement with the Company or any of its Subsidiaries.

Term

~~4~~6.           The Company’s obligations according to this Undertaking shall remain valid even if you have ceased to be an Office Holder of the Company, for any reason whatsoever, provided that acts for which you are given a commitment of indemnification or an exemption were performed during the time you served as an Office Holder of the Company.

Reimbursement of the Company

~~5~~7            In the event that the Company shall pay to you or in your place any amount pertaining to this Undertaking in connection with a legal proceeding, and afterwards it shall be determined that you are not entitled to any indemnification from the Company, you shall be required to repay such amounts plus (i) linkage differentials linked to the Israeli Consumer Price Index; and (ii) interest at the minimum rate determined from time to time for purposes of Section 3(i) of the Income Tax Ordinance, 1961. You will be required to repay these sums to the Company when requested to do so in writing by the Company and in accordance with a payment schedule that the Company shall reasonably determine.

Insurance

~~6~~8.           The Company shall maintain insurance with a reputable insurer to insure your liability for an obligation imposed on you in consequence of an act done in your capacity as an Office Holder of the Company, in any of the following cases:

~~a.~~8.1.       a breach of the duty of care towards the Company or towards another person.

~~6.1.~~8.2     a breach of fiduciary duty towards the Company, provided that you acted in good faith and had reasonable basis to assume that the act would not harm the Company.

~~6.2.~~8.3     a monetary obligation imposed on you in favor of another person.

8.4.          reasonable litigation expenses, including attorney fees, incurred by you as a result of an administrative enforcement proceeding instituted against you. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on you in favor of an injured party as set forth in Section 52[54](a)(1)(a) of the Securities Law and expenses that you incur in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law or in connection with Article D of Chapter Four of Part Nine of the Companies Law, including reasonable legal expenses, which term includes attorney fees.

~~b~~8.5.          expenses, including reasonable litigation expenses, including attorney fees, incurred by the Officer with respect to a proceeding in accordance with the Restrictive Trade Practices Law.

~~6.3.~~8.6.   ~~Any~~  any other Liability and/or litigation expenses (including legal fees), for which, according to applicable law and the Company’s Amended and Restated Articles of Association, each as shall be in effect from time to time, the Company could maintain liability insurance for an Office Holder.
The abovementioned insurance for all of the Office Holders of the Company shall be in the total amount of not less than US$10,000,000 (ten million US Dollars). The Company undertakes to maintain such insurance during the period you serve as an Office Holder of the Company and for a period of 7 (seven) years commencing on the day you have ceased from serving as an Office Holder of the Company.

Non-Exclusivity

~~7~~9.         The indemnification  and exemption  provided by this Undertaking shall not be deemed exclusive of any rights to which you may be entitled under the Company’s organizational documents, any agreement, any resolution of the Board or vote of shareholders, applicable law, or otherwise, both as to action in your official capacity and as to action in another capacity while holding such office.  For the avoidance of doubt, it is hereby determined and clarified that this Undertaking shall not cancel or derogate or constitute a waiver of any other indemnification that you are entitled to in accordance with the provisions of any law or in accordance with any previous undertaking of the Company and/or previous agreement with the Company, insofar as the said undertaking is legally valid, and from any other resolution of the Company to grant indemnification or to procure insurance for an Office Holder in the Company; provided, however, that the Company will not be obligated to indemnify you, for the same event, both in accordance with any previous undertaking (if and insofar as such previous undertaking will be valid) and in accordance with this Undertaking.

Miscellaneous

~~8~~10.       If, at the time of receipt of a notice by the Company pursuant to Section 3.1 above, the Company has a directors and officers liability insurance in effect, the Company will give prompt notice of the proceedings to the insurers in accordance with the procedures set forth in the policies and shall thereafter take all necessary or desirable action to cause such insurers to pay, on your behalf, all amounts payable as a result of such proceeding in accordance with the terms of such policies.

~~9~~11.       This Undertaking supersedes any and all prior exemptions from liability in connection with a breach of your duty of care towards the Company previously provided to you by the Company.  This Undertaking may not be cancelled, amended, modified or supplemented in any respect, except by a subsequent writing executed by both the Company and you.

1~~0~~2.       The headings of the paragraphs of this Undertaking are inserted for convenience only and shall not be deemed to constitute part of this agreement or to affect the construction thereof.

1~~1~~3.       The Company’s obligations according to this Undertaking shall be interpreted broadly and in a manner that shall facilitate its implementation, to the fullest extent permitted by law, and for the purposes for which it was intended. In the event of a conflict between any provision of this Undertaking and any provision of law that cannot be superseded, changed or amended, such provision of law shall supersede the specific provision in this Undertaking, but shall not limit or diminish the validity of the remaining provisions of this Undertaking. In the event of any change in any applicable law, statute or rule which narrows the right of an Israeli company to indemnify, exempt or insure an Office Holder, such changes, to the extent not otherwise required by such law, statute or rule to be applied to this Undertaking shall have no effect on the terms hereof or the parties’ rights and obligations hereunder.

1~~2~~4.       Neither this Undertaking nor any part thereof may be assigned or transferred to any third party and may not be relied upon by any third party, including, but not limited to, any insurance company. This Undertaking shall be binding upon the Company and its successors and assigns and shall inure to your benefit and the benefit of your heirs, executors and administrators.

1~~3~~5.       This Undertaking may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument. This undertaking may be executed by facsimile transmission.

1~~4~~6.       This Undertaking shall be governed by, interpreted and construed in accordance with the laws of the State of Israel. The competent courts in Tel Aviv, Israel shall have sole and exclusive jurisdiction regarding any dispute or claim arising hereunder.

1~~5~~7.       All notices and other communications under this Undertaking shall be in writing and shall be deemed duly given (i) if delivered by hand and receipted for by the party addressee, on the date of such receipt, or (ii) if mailed in Israel by domestic registered mail with postage prepaid, on the third business day after the date postmarked.  Addresses for notice to either party are as shown on the signature page of this Undertaking, or as subsequently modified by written notice.

Please indicate your acceptance to the terms of this Undertaking by signing and dating them and returning a counterpart hereof to us.

Sincerely, Ellomay Capital Ltd. By: ________________________________ Name: [Name] Title: [Title]

I agree to all terms of this Undertaking:

Signature:  ________________
Name:         [Name]
Date:           [Date]

Exhibit A - Indemnifiable Events

Subject to any provision of the law, the events are as follows, including any claim or demand of the following:

1.            The issuance of securities including, but not limited to, the offering of securities to the public according to a prospectus, a private offering, the issuance of bonus shares or any other manner of security offering.

2.            Any “Transaction”, as defined in Section 1 of the Companies Law, including any Transaction not in the ordinary course of business, including the negotiation for, the signing and the performance of such transaction, including transfer, sale, purchase or pledge of assets or liabilities (including securities), or the receiving of any right in any one of the above, receiving credit, granting securities and any Action connected directly or indirectly with such a Transaction.

3.            Any filing or announcement required by Companies Laws and/or applicable securities laws and/or according to rules and/or regulations adopted by any Stock Exchange the Company’s securities or the securities of any affiliates or subsidiaries of the Company are traded in.

4.            Any decision regarding distribution, as defined in the Companies Law, including but not limited to decisions and Actions in connection with repurchases of the Company’s securities.

5.            A change in the structure of the Company or the reorganization of the Company or any decision pertaining to these issues including, but not limited to, a merger, a split, a settlement between the Company and its shareholders and/or creditors, a change in the Company’s capital, the establishment of subsidiaries and their liquidation or sale, an allotment or distribution.

6.            An announcement, a statement, including a position taken, or an opinion made in good faith by an officer in the course of his duties and in conjunction with his duties, including during a meeting of the Company’s board of directors or one of its committees.

7.            An Action made in contradiction to the Company’s Memorandum of Association or Second Amended and Restated Articles of Association.

8.            Any Action or decision in relation to employer-employee relations, including the negotiation for, signing and performance of individual or collective employment agreements and other employees benefits (including allocation of securities to employees).

9.            Any Action or decision in relation to work safety and/or working conditions.

10.          Negotiation for, signing and performance of insurance policy.

11.          Actions taken pursuant to or in accordance with the policies and procedures of the Company and/or any of its affiliates (including tax policies and procedures), whether such policies and procedures are published or not. ~~Any of the events set forth in this Exhibit A, pursuant to the Office Holder’s position in affiliated entities or in an entity controlled by the Company.~~

12.          Any claim or demand made by a customer, suppliers, contractors or other third parties transacting any form of business with the Company, its subsidiaries or affiliates, in the ordinary course of their business, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise.

13.          Participation and/or non participation at the Company’s meetings of the board of directors or committees thereof, bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s meetings of the board of directors or committees thereof.

14.          Any claim or demand made under any securities laws or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws, or related to inadequate or improper disclosure of information to shareholders, or prospective shareholders, or related to the purchasing, holding or disposition of securities of the Company or any affiliates or subsidiaries of the Company or any other investment activity involving or affected by such securities, including any actions relating to an offer or issuance of securities of the Company or of its subsidiaries and/or affiliates to the public by prospectus or privately by private placement, in Israel or abroad, including the details that shall be set forth in the documents in connection with execution thereof.

15.          Any claim or demand made for actual or alleged infringement, misappropriation or misuse of any third party’s intellectual property rights including, but not limited to confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, misappropriation of ideas by the Company, its subsidiaries or affiliates.

16.          Any claim or demand made by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the Company, its subsidiaries or affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf.

17.          Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or any subsidiary or affiliate thereof, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, country, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

18.          Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries, or penalties or contribution, indemnification, cost recovery, compensation, or injunctive relief) arising out of, based on or related to (a) the presence of, release spill, emission, leaking, dumping, pouring, deposit, disposal , discharge, leaching or migration into the environment (each a “Release”) or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substance, wastes or other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries, or (b) circumstances forming the basis of any violation of any environmental law, environmental permit, license, registration or other authorization required under applicable environmental and/or public health law.

19.          Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order,  ~~or~~ decree or any license or subsidy or any similar regulatory scheme by the Company or  of any of its subsidiaries and/or affiliates, or any of their respective business operations.

20.          Actions in connection with the Company’s testing of products and/or in connection with the sale, distribution, license or use of such products.

21.          Act or omissions resulting in the failure to maintain appropriate insurance and/or inadequate safety measures and/or a malpractice of risk management.

22.          Any occurrences in connection with investments the Company makes in other corporations or businesses whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof.

23.          Selling, buying or holding marketable securities for or on behalf of the Company, and decisions as to the investment of funds of the Company in accounts, securities, and the like and decisions concerning other financial transactions, such as hedging transactions.

24.          Tender offers for the Company’s securities, including in connection with the opinion or refraining from providing an opinion of the Company’s Board of Directors regarding a Special Tender Offer as defined in the Companies Law.

25.          The borrowing or other receipt of finds and any other financing transaction or arrangement, or any such proposed transaction or arrangement, whether or not requiring the imposition of any pledge or lien.

26.          Circumstances relating to drafting, approval and/or publication of financial statements or financial results, whether on a consolidated or non-consolidated basis, including, without limitation, providing an estimate as to the effectiveness of the Company’s internal controls and other estimates and disclosure relating to the Company’s financial statements and financial results.

27.          Any of the events set forth in this Exhibit A, pursuant to the Office Holder’s position in affiliated entities or in an entity controlled by the Company.